
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 16, 2022

McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in Charter)


Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)


110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)
60607
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period   ☐ for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 8.01. Other Events.

On May 16, 2022, McDonald's Corporation (the "Company") issued a press release announcing it will exit the Russian market and has initiated a process to sell its Russian business. A copy of the press release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

99.1   Press Release of McDonald's Corporation issued May 16, 2022: McDonald's To Exit from Russia

104   Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: May 16, 2022

By: /s/ Catherine Hoovel
Catherine Hoovel
Corporate Senior Vice President – Corporate Controller

Exhibit 99.1



Investor Release

FOR IMMEDIATE RELEASE

05/16/2022

FOR MORE INFORMATION CONTACT:

Investors: Mike Cieplak, investor.relations@us.mcd.com

Media: Jesse Lewin, jesse.lewin@us.mcd.com

McDonald's To Exit from Russia
Company initiates process to sell its Russian business, seeks to include future employment for Russian employees as part of terms

CHICAGO, IL – After more than 30 years of operations in the country, McDonald's Corporation announced it will exit the Russian market and has initiated a process to sell its Russian business. This follows McDonald's announcement on March 8, 2022, that it had temporarily closed restaurants in Russia and paused operations in the market.

The humanitarian crisis caused by the war in Ukraine, and the precipitating unpredictable operating environment, have led McDonald's to conclude that continued ownership of the business in Russia is no longer tenable, nor is it consistent with McDonald's values.

As part of McDonald's decision to exit, the Company is pursuing the sale of its entire portfolio of McDonald's restaurants in Russia to a local buyer. The Company intends to initiate the process of "de-Arching" those restaurants, which entails no longer using the McDonald's name, logo, branding, and menu, though the Company will continue to retain its trademarks in Russia. McDonald's priorities include seeking to ensure the employees of McDonald's Russia continue to be paid until the close of any transaction and that employees have future employment with any potential buyer.

McDonald's President and Chief Executive Officer, Chris Kempczinski, said, "We have a long history of establishing deep, local roots wherever the Arches shine. We're exceptionally proud of the 62,000 employees who work in our restaurants, along with the hundreds of Russian suppliers who support our business, and our local franchisees. Their dedication and loyalty to McDonald's make today's announcement extremely difficult. However, we have a commitment to our global community and must remain steadfast in our values. And our commitment to our values means that we can no longer keep the Arches shining there."

McDonald's restaurants in Ukraine remain closed while the Company continues to pay full salaries for its employees in the country and continues to support local relief efforts led by Ronald McDonald House Charities. Across Europe, the McDonald's System is supporting Ukrainian refugees through food donations, housing and employment.

As a result of its exit from Russia, the Company expects to record a charge, which is primarily non-cash, of approximately $1.2-1.4 billion to write off its net investment in the market and recognize significant foreign currency translation losses previously recorded in shareholders' equity.

Financial Information

The Company reaffirms its prior 2022 Outlook with the following updates:
- The Company expects operating margin to be in the 40% range as a result of the charge for Russia. Excluding impairment and other strategic charges, the Company expects adjusted operating margin to be in the mid-40% range.
- Excluding the closure of all restaurants in Russia, the Company expects:
  - net restaurant unit expansion will contribute about 1.5% to 2022 Systemwide sales growth in constant currencies.
  - over 1,300 net restaurant additions in 2022.
- The Company expects 2022 capital expenditures to be approximately $2.1 to $2.3 billion.

About McDonald's
McDonald's is the world's leading global foodservice retailer with more than 39,000 locations in over 100 countries. Approximately 95% of McDonald's restaurants worldwide are owned and operated by independent local business owners.

Forward-Looking Statements
This document contains forward-looking statements about future events and circumstances. Generally speaking, any statement not based upon historical fact is a forward-looking statement. In particular, statements regarding McDonald's plans, strategies, prospects and expectations regarding its business and industry are forward-looking statements. They reflect McDonald's expectations, are not guarantees of performance and speak only as of the date hereof. Except as required by law, McDonald's does not undertake to update such forward-looking statements. You should not rely unduly on forward-looking statements. McDonald's business results are subject to a variety of risks, including those that are described in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 and subsequent filings with the Securities and Exchange Commission.